NEVSUN RESOURCES LTD.

Supplementary Information, Page 1

Reconciliation with United States Generally Accepted Accounting Principles

(Dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Nevsun Resources Ltd. (the “Company”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in certain respects from those applicable in the United States (“U.S. GAAP”) and from practices prescribed by the United States Securities and Exchange Commission.  The material measurement differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated financial statement are as follows:

(a)

Mineral properties:

U.S. GAAP requires that the carrying value of long-lived assets, such as mineral properties, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review of recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less that the carrying amount of the asset, an impairment loss is recognized.  SEC staff have interpreted U.S. GAAP to require that mineral property, exploration and land use costs must be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination.  Accordingly, for U.S. GAAP purposes, for all periods presented, the Company has expensed all mineral property, exploration and land use costs that have been incurred by the Company for which commercially mineable revenues, as defined, do not exist.  For Canadian GAAP, cash flows relating to mineral properties are reported as investing activities.  For U.S. GAAP, these costs would be characterized as operation activities in the consolidated statement of cash flows.

During the year ended December 31, 2003 the Company incurred $10,200 (2002 - $4,129) in mineral properties exploration costs for which commercially mineable deposits have not yet been determined to exist.  Accordingly, for U.S. GAAP purposes these costs would be expensed.

(b)

Investments:

Under Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“FAS 115”), the Company’s portfolio of short-term investments would be classified as available-for-sale securities and carried at fair value.  Unrealized holding gains and losses on available-for-sale securities are excluded from operations under U.S. GAAP and reported as a net amount in a separate component of shareholders’ equity until realized.

Under Canadian GAAP, unrealized losses on short-term investments are charged to operations and unrealized gains are not recognized.

NEVSUN RESOURCES LTD.

Supplementary Information, Page 2

Reconciliation with United States Generally Accepted Accounting Principles

(Dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003 and 2002

(c)

Stock-based compensation:

Statement of Financial Accounting Standards No. 123 (“SFAS 123”) requires that stock-based compensation be accounted for based on a fair value methodology, although for employee and director stock-based compensation it allows for the application of the intrinsic value method with the pro forma fair value effects to be disclosed in the notes to the financial statements rather than in the statement of operations.  Statement of Financial Accounting Standard No. 148 (“SFAS 148”) provides for transitional rules for companies who voluntarily adopt the fair value method of accounting for stock-based compensation related to stock options.  As disclosed in note 2(i) of the consolidated financial statements, the Company voluntarily adopted the fair value method of accounting for Canadian GAAP purposes effective January 1, 2003.  For U.S. GAAP, the Company adopted the transitional provisions of SFAS 148 effective January 1, 2003.  For both Canadian and U.S. GAAP, the Company accounted for the change in accounting policy prospectively. For the year ended December 31, 2002, under U.S. GAAP, stock options granted to non-employees for services rendered to the Company are required to be accounted for based on the fair value of the consideration issued and measured as the services are provided and the options earned.  In addition, the Company has elected to continue measure employees stock-based compensation costs using the intrinsic value based method of accounting.  These methods are similar to the Canadian GAAP standard adopted commencing January 1, 2002.  Accordingly, for all periods presented, the Company had determined that there is no material Canadian/U.S GAAP difference with respect to stock based compensation.

(d)

Recent and future pronouncements:

In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”), which requires entities to record the fair value of a liability for an asset or an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset.  SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”), which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133.  SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.

In May 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”).  SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise, for all previously existing instruments, on July 1, 2003.

NEVSUN RESOURCES LTD.

Supplementary Information, Page 3

Reconciliation with United States Generally Accepted Accounting Principles

(Dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003 and 2002

(d)

Recent and future pronouncements (continued):

The adoption of SFAS 143, SFAS 149 or SFAS 150 did not have a material affect on the Company’s consolidated financial statements.

In addition, the FASB and Emerging Issues Task Force (“EITF”) have issued a variety of interpretations including the following interpretations with wide applicability:

  Financial Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” which addresses disclosure and initial recognition and measurement provisions related to guarantees.  The disclosure provisions became effective for periods ending after December 15, 2002.  The initial recognition and measurement provisions apply to guarantees issued after December 15, 2002.

  Financial Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”, which addresses the consolidation of variable interest entities (formerly referred to as “Special-Purpose Entities”).  The Interpretation is generally effect for interim or annual periods beginning after December 15, 2003.

  In November 2002, the EITF reached a consensus on Issue 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”).  This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time.  EITF 00-21 guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

To date, the adoption of FIN 45, FIN 46 and EITF 00-21 has not impacted the Company’s consolidated financial statements.

(e)

Reconciliation:

The effect of the material measurement differences between Canadian GAAP and U.S. GAAP on the amounts reported in the consolidated balance sheets, statements of operations and cash flows are as follows:

Balance Sheets                                                                                   2003                     2002

Assets, under Canadian GAAP

$

113,409

$

45,733

Adjustment for mineral properties (a)

(36,829)

(26,629)

Assets, under U.S. GAAP

$

76,580

$

19,104

Shareholders’ equity, under Canadian GAAP

$

110,142

$

41,900

Adjustment for mineral properties (a)

(36,829)

(26,629)

Shareholders’ equity, under U.S. GAAP

$

73,313

$

15,271

NEVSUN RESOURCES LTD.

Supplementary Information, Page 4

Reconciliation with United States Generally Accepted Accounting Principles

(Dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003 and 2002

(e)

Reconciliation (continued):

Statements of Operations                                                                     2003                      2002

Loss for the year, Canadian GAAP

$

(1,998)

$

(1,284)

Adjustment for mineral property exploration costs (a)

(10,200)

(4,129)

Adjustment for unrealized holding loss (b)

145

-

Loss for the year, U.S. GAAP

(12,053)                   (5,413)

Other comprehensive income:

Adjustment for unrealized holding loss

(145)

-

Comprehensive loss

$

(12,198)

$

(5,413)

Loss per share, basic and diluted

$

(0.21)

$         (0.14)

Weighted average number of thousands common shares

    outstanding

57,558

39,402

Statements of Cash Flows	2003	2002

Cash provided by (used in) operating activities, under
Canadian GAAP	$(285)	$124
Expenditures on mineral properties (a)	(9,570)	(3,827)

Cash used for operating activities, under U.S. GAAP	$(9,855)	$(3,703)

Cash used for investing activities, under Canadian GAAP	$(55,302)	$(7,375)
Expenditures on mineral properties (a)	9,570	3,827

Cash used in investing activities, under U.S. GAAP	$(45,732)	$(3,548)